Exhibit 12

Statement Setting Forth Ratio of Earnings to Fixed Charges

In millions	Six Months Ended June 30, 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005
Earnings as defined
Add:
Earnings before income taxes from continuing operations, before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees
Earnings before income taxes	$249	$384	$369	$368	$364	$332
Add: Fixed Charges (see “B” below)	61	115	127	134	133	119
Less:
Interest Capitalized	(3)	(3)	(2)	—	(1)	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(11)	(27)	(20)	(30)	(23)	(22)

Earnings as defined (A)	$296	$469	$474	$472	$473	$429

Fixed charges
Interest on long-term debt	$55	$98	$96	$97	$99	$95
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	3	10	24	30	27	16
Estimated interest components of rentals	3	7	7	7	7	8

Total fixed charges (B)	$61	$115	$127	$134	$133	$119

Ratio of earnings to fixed charges (A)/(B)	4.85	4.08	3.73	3.52	3.56	3.61